

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



04009281



PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

February 17, 2004

Mr. James J. Rabenstine
Chief Compliance Officer and
Senior Vice President
PNC Investments LLC
P.O. Box 535236
Pittsburgh, PA 15253-5236

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	February 17, 2004

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Rabenstine:

This is in response to your letter dated December 18, 2003, in which you request on behalf of PNC Investments LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the Firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 18, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on December 18, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from December 18, 2003, the effective date of the Firm's registration with the Commission.

905582

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Marc Voltz, NASD



December 18, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Request for Exemption from SEC Rule 17a-5(d)

Dear Sir or Madam:

The purpose of this letter is to request PNC Investments LLC ("PNC Investments"), a registered broker-dealer, be granted a waiver from SEC Rule 17a-5, requiring an annual filing of audited financial statements for the year-end 2003, based upon the following:

- PNC Investments is currently inactive in that it has no customers and has not transacted business of any type as it awaits NASD approval.

- PNC Investments will remain inactive until it opens for business on January 2, 2004, pending NASD approval.

If you have any questions or require additional information, please do not hesitate to contact me at (412) 762-3313.

Respectfully,

James J. Rabenstine
Chief Compliance Officer/SVP
PNC Investments LLC

TOTAL P.03